UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37999

REV GROUP, LLC
(as successor in interest to REV Group, Inc.
(Exact name of registrant as specified in its charter)

245 South Executive Drive
Brookfield, WI 53005
(414) 290-0190
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, REV Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REV GROUP, LLC (as successor in interest to REV Group, Inc.)

Date: February 11 , 2026

	By:	/s/ Scott J. Posner
Name: Scott J. Posner
Title: Vice President and Secretary